Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

Commission File No. 814-00926

Investor Presentation
NOVEMBER 24, 2020
Merger of FS KKR Capital Corp. and FS KKR Capital Corp. II

FSK and FSKR Are Highly Complementary
On a combined basis, FSK and FSKR will seek to create long-term value through the benefits of:
Established listed BDC
Larger equity base than FSK
Scale & operating leverage
High-quality institutional following
Under-leveraged balance sheet
Portfolio diversification
Valuable dry powder available to opportunistically take advantage of market conditions
Cost synergies
Seasoned unsecured debt program
Funding efficiencies
Operating within target leverage range
Enhanced stock liquidity & following
Predominantly senior secured portfolio
Simplified branding / messaging
Stock buyback plan of up to $100M post-merger
Merger expected to create long-term net investment income (“NII”) accretion for shareholders & improved competitive positioning
The Boards of FSK and FSKR have unanimously approved the merger

FS/KKR BDC Franchise Milestones
Key Corporate Events of FS/KKR BDC Franchise
Status
1 FSIC / CCT Merger (to form FSK)
First step in evolution of the FS/KKR BDC franchise
• Ensured equal treatment of shareholders with NAV-for-NAV merger
✓ (December 2018)
• Increased scale and secondary market liquidity, while enhancing portfolio diversification and reducing operating and financing costs
2 4-Way Non-Traded BDC Merger (to form FSKR)
Created significant scale in preparation for public markets
✓ (December 2019)
Ensured equal treatment of shareholders with NAV-for-NAV merger
• Enabled overall portfolio diversification while reducing operating costs
3 FSKR Listing
• Provided a tradeable security to FSKR shareholders
• Enabled blue-chip following of FSKR and across the FS/KKR BDC franchise
(June 2020)
• Established broad-based institutional research coverage network
4 Proposed FSK / FSKR Merger
• Merger would create an industry leading BDC
• Ensure equal treatment of shareholders with NAV-for-NAV merger
(Pending approval)
• Extensive list of anticipated benefits to shareholders of both BDCs
The merger of FSK and FSKR is an important milestone in a multi-year, multi-stage process designed to create a leading BDC platform

Transaction Highlights
Merger Considerations
• Stock-for-stock merger with exchange ratio determined by respective net asset values (“NAV”) of FSK and FSKR prior to closing (NAV-for-NAV)
Combined to continue to trade under the ticker symbol “FSK” on NYSE • company
Distributions
Consistent with recent guidance, 9.0% target minimum dividend yield (based on net asset value)
Potential for special dividends / distributions over time
• No change to existing FSK and FSKR base management fee construct:
o 1.50% < 1.0x debt/equity
o 1.00% > 1.0x debt/equity
Fee Structure •
Conform incentive fee structure to industry peers:
o $90M incentive fee waiver spread evenly over first 6 quarters from closing
o Reduce income incentive fee from 20.0% to 17.5% over an unchanged 7.0% hurdle rate
o Remove incentive fee lookback provision
Post-Merger Governance
FS/KKR Advisor, LLC will continue to serve as the investment adviser of the combined company • Advisor Investment Committee members and management team will remain unchanged
Required Approvals
• FSK and FSKR shareholder approval
• Hart-Scott-Rodino regulatory approval and other customary closing conditions
• Expect to file preliminary joint proxy in the coming weeks
Expected Timing
Anticipated closing during 2Q or 2021, subject to closing conditions
• 3Q

Merger Transaction Mechanics
Merger Consideration Highlights
• FSK to acquire 100% of FSKR in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis
• Merger will result in an ownership split of the combined company proportional to each of FSK and FSKR’s respective net asset values
At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions
$24.66 $24.46
FSKR 9/30/20 NAV per share FSK 9/30/20 NAV per share
Illustrative Example1
1.008x
Exchange ratio
FSK FSKR Combined
Total NAV ($M) $3,027 $4,207 $7,234
Shares Outstanding (M) 124 171 296
NAV Per Share $24.46 $24.66 $24.46

1. Based on net asset values as of September 30, 2020. Net asset values not pro forma for merger; final merger NAV will be determined within 48 hours prior to closing.

Focus on Long-Term Shareholder Value

Income Incentive Fee Waiver & Amendments	**$90M** Incentive Fee Waiver	**20.0% → 17.5%** Permanent Income Incentive Fee Reduction	**7.0%** Hurdle Rate
	✓ Incentive fee waiver to be spread over 6 quarters ($15M per quarter)	✓ Drives **long-term NII accretion** to shareholders of both FSK and FSKR ○ Lower incentive fee rate **equates to ~$0.07 per year of NII accretion in perpetuity** ○ In conjunction, the incentive fee lookback provision will be removed	✓ Reduced incentive fee **while hurdle rate remains unchanged at 7.0%**
Share Repurchase Plan	• Up to $100M in secondary-market purchases via accretive share repurchases ○ To be implemented post closing subject to traditional legal and regulatory requirements		

Tangible initiatives aimed to create long-term value for both FSK and FSKR shareholders

6

FS | KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

Targeted Dividend Yield
Commentary
BDC Industry Peer Dividend Yield on NAV1
• Consistent with recent guidance, 9.0% target minimum dividend yield (based on net asset value)
Ten largest externally managed BDCs have:
• 9.1% average annual dividend yield on NAV
• 1.09x average net leverage ratio
• Combined company annualized NII equates to ~9.5% yield on 3Q 2020 NAV
11.6% 9.8% 9.7% 9.7% 9.5%
8.6% 8.5% 8.5% 8.4% 8.3%
8.0%
o Prior to any portfolio growth between 3Q 2020 and transaction closing
• Combined company net leverage of 0.93x is lower than peer comparables’ average
Peer 1 Peer 2 Peer 3 Peer 4 Pro Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 forma
o Provides upside through portfolio expansion post closing
Net leverage ratio
1.29x 1.45x 0.83x 1.07x 0.93x 0.67x 0.72x 1.20x 1.40x 0.74x 1.56x
Dividend coverage
100% 100% 148% 98% 100% 83% 107% 113% 97% 72% 139%

Source: Company filings
1. Represents 3Q 2020 annualized dividend yield as a percentage of 3Q 2020 NAV

Each BDC Benefits Strategically from Merging
($M, Unless Otherwise Stated)
FSK FSKR Pro forma1
Investment portfolio $6,649 $7,331 $13,980
% senior secured 67.5% 76.5% 72.2%
Portfolio Statistics
Number of portfolio companies 172 160 216
Direct originations (based on FVl) 94.3% 88.3% 91.2%
% non-accrual investments (based on FV) 2.8% 4.2% 3.6%
Total assets $7,126 $7,750 $14,876
Total outstanding borrowings 3,980 3,293 7,273
% unsecured borrowings 46% 15% 32%
Financial Statistics
Common equity 3,027 4,207 7,234
LTM net investment income 352 321 673
LTM G&A expenses 21 20 41
Weighted portfolio yield on accruing debt investments 8.6% 8.6% 8.6% Average cost of debt 3.7% 3.1% 3.4%
Market Statistics2
capitalization $2,089 $2,673 Market P/2021E NI 6.7x 7.0x
P/NAV 0.69x 0.64x Dividend yield (based on NAV)3 9.8% 8.9%

Note: All metrics as of September 30, 2020 unless otherwise noted.
1. Pro forma metrics do not factor in merger synergies or consolidation adjustments
2. Market data as of November 17, 2020
3. Dividend yield based on net asset value as of September 30, 2020, and annualized dividend for 4Q20

In-Depth Review of Joint Transaction Benefits

1 Scale and Operating Leverage

- Would create the leading BDC platform across key parameters, including $3B+ of available dry powder
- Harvest the benefits of scale as FSK grows and expands its market position over time
- Potential for improved balance sheet positioning over time

2 Portfolio Diversification

- 216 portfolio companies with top 10 companies representing ~22% of the portfolio on a pro forma basis as of 9/30/20[1]
- Significant industry diversification (average investment size totaling <0.50% of assets)
- More than 72% of combined portfolio on a pro forma basis as of 9/30/20 comprised of senior secured debt

3 Potential Synergies

- ~$5M of projected annual cost savings from elimination of duplicative functions and platform simplification
- Further improvement in operating efficiency given larger asset base—pro forma expense ratio[2] of 0.23% vs. 0.28% for standalone FSK
- Potential cost of capital savings over time

4 Enhanced Stock Liquidity and Analyst Coverage

- Expected to enhance liquidity profile and "visibility" of FSK's stock
- Eliminates arbitrage trading between FSK and FSKR
- Potentially expands FSK's analyst coverage

9

1. Figure excludes the impact of investment in the Joint Ventures with South Carolina Retirement Systems Group Trust.
2. Represents twelve months ended 9/30/2020 G&A expenses as a percentage of average gross assets over the same time period; pro forma metric includes expected cost synergies

FS KKR
FSK | FS KKR Capital Corp.
FSKR | FS KKR Capital Corp. II

1 Scale and Operating Leverage
Leading Platform by Assets and NAV
$M
By Assets¹
$14,950 $14,876
$10,234
$5,438
$4,392 $3,500 $3,032 $2,653 $2,621 $2,185 $2,137 $2,008 $1,955 $1,689
ARCC Pro forma ORCC PSEC GBDC GSBD NMFC AINV BCSF OCSL² TSLX CGBD SLRC TCPC
$7,234 $6,963
$5,694
By NAV
$3,181
$2,350 $1,580 $1,197 $1,182 $1,141 $1,050 $1,008 $895 $851 $734
Pro forma ARCC ORCC PSEC GBDC GSBD NMFC OCSL² TSLX BCSF AINV CGBD SLRC TCPC

Note: All metrics as of September 30, 2020 unless otherwise noted.
1. Ranked by total assets, including cash on hand and other assets
2. Pro forma for merger of OCSL and OCSI

1 Scale and Operating Leverage
Potential to Improve Balance Sheet Positioning
Key Considerations
• Consolidated, simplified pro forma capital structure provides incremental flexibility
• Combined company expected to benefit from FSK’s investment grade credit ratings and ability to access the unsecured markets
Funding Mix Evolution
$M FSK FSKR Pro forma
Total Committed Debt $5,082 $4,915 $9,997
Total Funded Debt 3,980 3,293 7,273
Available Capacity 1,102 1,622 2,724
Weighted Average Interest Rate¹ 3.7% 3.1% 3.4%
Net Leverage Ratio 1.20x 0.73x 0.93x
Funding Mix 8% 5%
15%
Revolver 5%
32%
Unsecured Notes 46%
46% 61%
CLO
80%
Term Loan 2%

Note: All metrics as of September 30, 2020 unless otherwise noted.
1. Weighted average interest rate includes the impact of non-usage fees

2 Portfolio Diversification
Enhanced Portfolio Diversification
FSK FSKR
Pro forma Number of portfolio companies 172 160 216
Top 10 portfolio companies (% of portfolio FV)¹ 23% 26% 22%
Senior secured debt investments (% of portfolio FV) 67.5% 76.5% 72.2%
Debt investments that are floating rate (% of portfolio FV) 88.4% 88.8% 88.6%
Non-accrual investments (based on FV) 2.8% 4.2% 3.6%
Pro Forma Asset and Industry Allocation as of September 30, 2020 (Based On Fair Value)
Capital Goods
Senior Secured Loans—First Lien Software & Services
6% Senior Secured Loans—Second Lien Health Care Equipment & Services
13%
9% 22%
Commercial & Professional Services Other Senior Secured Debt 12% Joint Ventures²
11%
Subordinated Debt 4% Diversified Financials
2% 4%
1% 60% 10% Real Estate Asset Based Finance 5% 11% Retailing
5%
Joint Ventures² 9%
7% Consumer Durables & Apparel
9%
Equity/Other Consumer Services Other

Note: All metrics as of September 30, 2020 unless otherwise noted.
1. Figure excludes the impact of investment in the Joint Ventures with South Carolina Retirement Systems Group Trust.
2. Represents Joint Ventures with South Carolina Retirement Systems Group Trust

2 Portfolio Diversification
Investment Overlap Analysis of FSK & FSKR
Key Considerations
• Merger quickens convergence of investment portfolios while maintaining existing strategic focus
• While significant overlap exists across both portfolios today, the merger is expected to result incremental diversification
Portfolio Overlap between FSK and FSKR1
FSK Top Holdings (as % of Portfolio FMV)
FSK FSKR
100% 86% 79% 66% 73% 54% 44% 34% 23% 16%
Top 10 Top 25 Top 50 Top 100 Total
FSKR Top Holdings (as % of Portfolio FMV)
FSKR FSK
100% 89% 73% 67% 51% 58% 46% 26% 15% 33% Top 10 Top 25 Top 50 Top 100 Total

Note: All stats as of September 30, 2020 unless otherwise noted.
1. Figure excludes the impact of investments in the Joint Ventures with South Carolina Retirement Systems Group Trust.

3 Potential Synergies
Near-Term Synergies
Projected Cost Synergies
Category Potential Savings Estimated Annual Expense Reductions1
FSK FSKR Pro forma
• Administrative fees Expense ratio2 0.28% 0.24% 0.23%
Administrative
• D&O insurance ~$5M
FSK FSKR in near term savings
$41M $36M
Regulatory • Sarbanes-Oxley expenses
$20M
• Legal expenses
• Internal audit fees
Other professional services
• Tax consulting expenses
$21M •
Printing expenses
• Miscellaneous expenses
FSK + FSKR (current expenses) Pro forma expenses

1. Expenses represent general and administrative expenses over the twelve months ended 9/30/2020
2. Represents twelve months ended 9/30/2020 G&A expenses as a percentage of average gross assets over the same time period; pro forma metric includes expected cost synergies

4 Enhanced Stock Liquidity and Analyst Coverage
Improved Trading Liquidity and Analyst Coverage
Trading Liquidity Research Analyst Coverage
Reflects 30-day average daily trading volume ($M)
$17.0 9 9+
6
$8.7
$7.7
FSK FSKR Pro forma FSK FSKR Pro forma
Potential for greater trading liquidity, providing path towards increased institutional ownership

Source: Bloomberg

Indicative Merger Timeline
The timeline below is subject to regulatory & shareholder approval
Transaction announcement
N-14 registration statement / joint proxy effective
Nov 2020 Feb / Mar 2021 Q2 / Q3 2021 Combined Company
Proxy solicitation begins Shareholder meetings & target closing

Important Disclosure Notice

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp II (“FSKR” and together with FSK, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.